Report of Independent Registered Public
Accounting Firm

The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have examined management's assertion, included in the
accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940,
that The Dreyfus/Laurel Funds, Inc. (the "Funds"), which is
comprised of Dreyfus Core Equity Fund, Dreyfus AMT-Free
Municipal Reserves, Dreyfus BASIC S&P 500 Index Fund,
Dreyfus Bond Market Index Fund, Dreyfus Disciplined Stock
Fund, Dreyfus Money Market Reserves, Dreyfus Small Cap Value
Fund, Dreyfus Strategic Income Fund, and Dreyfus U.S. Treasury Reserves (collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of June 30, 2011 and from April 30, 2011 through June 30, 2011 with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the
Funds' compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United
States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the
following tests performed as of June 30, 2011 and, with respect to agreement of security purchases and sales, for the period from
April 30, 2011 (the date of our last examination) through June 30,
2011:
1. 	Examination of The Bank of New York Mellon's (the
"Custodian") security position reconciliations for all
securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or
placed in escrow with brokers;
3.	Inspection of documentation of other securities held in
safekeeping by the Custodian but not included in 1. and 2.
above;
4.	Reconciliation between the Funds' accounting records and
the Custodian's records as of June 30, 2011;
5.         Confirmation of pending purchases for the Funds as of
June 30, 2011 with brokers, and where responses were not
received, inspection of documentation corresponding to
subsequent cash payments;
6.	Agreement of pending sale activity for the Funds as of June
30, 2011 to documentation of corresponding subsequent
cash receipts;
7.	Agreement of the Funds' trade tickets for five purchases
and five sales or maturities for the period April 30, 2011
(the date of our last examination) through June 30, 2011, to the books and records of the Funds noting that they had
been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing Report
on Controls Placed in Operation and Tests of Operating
Effectiveness ("SAS 70 Report") for the period July 1,
2010 to June 30, 2011 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
 We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2011 and from April 30, 2011 through June 30, 2011, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors and Shareholders of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
September 15, 2011




September 15, 2011


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Core Equity Fund, Dreyfus AMT-Free
Municipal Reserves, Dreyfus BASIC S&P 500 Index Fund,
Dreyfus Bond Market Index Fund, Dreyfus Disciplined Stock
Fund, Dreyfus Money Market Reserves, Dreyfus Small Cap Value
Fund, Dreyfus Strategic Income Fund, and Dreyfus U.S. Treasury Reserves, each a series of The Dreyfus/Laurel Funds, Inc., (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2011 and from April 30, 2011 through June 30, 2011.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30,
2011 and from April 30, 2011 through June 30, 2011 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.

Jim Windels
Treasurer

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